UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 03 February 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony positioned to benefit from higher Rand gold prices

Johannesburg: Monday, 3 February 2014: Harmony Gold Mining Company Limited ('Harmony') is pleased to advise that it has reduced overall costs quarter on quarter, while production was stable at 9 515kg (305 913oz). All-in sustaining costs reduced from R404 694/kg to R397 503/kg (US$1 264/oz to US$1 222/oz) quarter on quarter, and by 23% in dollar terms since commencing with austerity measures.

Operating profit for the December 2013 quarter was 5% lower than in the previous quarter at R986 million (US$97 million), due to a 3% decrease in the gold price received as well as underperformance in production, mainly at Kusasalethu – resulting in gold production remaining the same quarter on quarter.

Our group all-in sustaining cost is US$1 222/oz or lower than the R400 000/kg on which our financial year 2014 strategic planning is based. By the end of this financial year (June 2014), we plan to reduce our costs to a sustainable average of between US$1 100/oz and US$1 150/oz.

Harmony is sustainable, thriving with gold at the current price, and will continue to finance capital expenditure from working profit. Five of our mines are very profitable at an all-in cost of below US$1 000/oz. Target 1 (US$854/oz), Bambanani (US$742/oz), Joel (US$921/oz), Steyn 2 (US$811/oz) and Phoenix (US$861/oz) are each operating at an all-in sustaining cost of less than US$1 000/oz.

In addition, three of our mines are profitable at an all-in cost of below US$1 210/oz, being Kalgold, Unisel and Hidden Valley. We have restructured and right-sized Hidden Valley in Papua New Guinea (PNG), reducing all-in sustaining cost from approximately   US$1600/oz in the previous quarter to US$1 209/oz in the quarter under review.

Our focus at Doornkop, Kusasalethu, Masimong, Phakisa, Target 3 and Tshepong is to drive costs down to below US$1 250/oz. At Doornkop we have eliminated the unprofitable lowest grade reserves (the Kimberley reef) and we are already seeing improvements in grade and all-in costs. Management changes were made at Kusasalethu, Masimong and Tshepong. Phakisa and Target 3, through infrastructure spending, will build up in production.

The studies at Golpu on underground access, as well as a scalable/modular approach to the project, are underway. Exploration drilling continues to refine our knowledge of the Golpu resource.

"Harmony's strength has always been its ability to adjust quickly and efficiently to adverse conditions. We have positioned the company to remain sustainable for many years to come, managing costs and production to ensure profitability at all gold prices. Harmony has positioned itself to thrive at current gold prices and provide investors with handsome returns when market conditions improve", said Graham Briggs, chief executive officer.

Please refer to http://www.harmony.co.za/investors for details of our dial-in and webcast information for today's results' calls and to download the quarterly booklet and presentation in support of our presentation, webcast and calls.

Issued by Harmony Gold Mining Company Limited

3 February 2014

For more details contact:

Henrika Ninham
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 03, 2014


Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director
